Exhibit (n)(2)
Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated March 4, 2025, with respect to the consolidated financial statements of Blue Owl Technology Finance Corp. II and subsidiaries (the Company), incorporated herein by reference and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Blue Owl Technology Finance Corp. Prospectus.
/s/ KPMG LLP
New York, New York
October 6, 2025